Exhibit 12.1

COMSTOCK RESOURCES, INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

	Years Ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2015	2016
	(In thousands, except ratio)
Fixed charges
Interest expense	$41,592	$57,906	$73,242	$58,631	$118,592	$54,561	$58,826
Capitalized interest expense	13,153	11,357	2,736	10,237	891	891	—

Total fixed charges	$54,745	$69,263	$75,978	$68,868	$119,483	$55,452	$58,826

Earnings, as defined
Loss from continuing operations before income taxes	$(48,096)	$(153,713)	$(162,880)	$(81,800)	$(1,201,554)	$(327,872)	$(47,177)
Fixed Charges	54,745	69,263	75,978	68,868	119,483	55,452	58,826
Less: capitalized interest	(13,153)	(11,357)	(2,736)	(10,237)	(891)	(891)	—

Earnings, as defined	$(6,504)	$(95,807)	$(89,638)	$(23,169)	$(1,082,962)	$(273,311)	$11,649

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—	—	—

(1)

The ratios were computed by dividing earnings by fixed charges. “Earnings” consist of income from continuing operations before income taxes plus fixed charges less capitalized interest. “Fixed charges” consists of interest expense, capitalized interest expense, preferred stock dividends, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. For all periods presented, earnings were inadequate to cover fixed charges. The coverage deficiency was $61.2 million, $165.1 million, $165.6 million, $92.0 million and $1.2 billion for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively, and $328.8 million and $47.2 million for the six months ended June 30, 2015 and 2016, respectively.